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                                                                    EXHIBIT 12.1

     STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


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
                                                                1997       1998       1999       2000            2001
                   (DOLLARS IN THOUSANDS)                     --------   --------   --------   --------        ---------
EARNINGS
Net Income (Loss) Before Income Tax.........................   (22,040)    (7,811)    36,370    (96,723)        (378,590)
Plus Fixed Charges..........................................    49,951     45,698     45,159     35,913           39,184
Minus: Capitalized Interest.................................      (500)      (400)        --       (200)              --
                                                              --------   --------   --------   --------        ---------
EARNINGS....................................................    27,411     37,487     81,529    (61,010)        (339,406)
FIXED CHARGES
Interest Expense............................................    48,683     44,338     44,223     34,633           38,548
Plus: Capitalized Interest..................................       500        400         --        200               --
Plus: Estimated interest component of rental expense........       768        960        936      1,080              636
                                                              --------   --------   --------   --------        ---------
FIXED CHARGES...............................................    49,951     45,698     45,159     35,913           39,184
Ratio of Earnings to fixed charges..........................      0.55       0.82       1.81      (1.70)           (8.66)
Shortfall of earnings to fixed charges......................    22,540      8,211         --     96,923          378,590
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